SCHEDULE A

WELLS FARGO FUNDS MANAGEMENT

INVESTMENT MANAGEMENT AGREEMENT

WELLS FARGO FUNDS TRUST

Wells Fargo Funds Trust	Fee as % of Avg. Daily Net Asset Value
Low Volatility U.S. Equity Fund	First $1B Next $4B Next $5B Over $10B	0.40 0.375 0.34 0.33
Small Cap Core Fund	First 500M Next 500M Next 1B Next 1B Next 1B Next 1B Next 5B Over 10B	0.85 0.825 0.80 0.775 0.75 0.73 0.72 0.71

Schedule A Amended:  August 10, 2016

The foregoing fee schedule is agreed to as of August 10, 2016 and shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS TRUST

By:

     C. David Messman

     Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:
Paul Haast

     Senior Vice President